FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of April 10, 2026

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö    Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ____    No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Tenaris Convenes the Annual General Meeting of Shareholders and an Extraordinary General Meeting of Shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2026

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Convenes the Annual General Meeting of Shareholders and an Extraordinary General Meeting of Shareholders

Luxembourg, April 10, 2026 – Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) announced today that has convened its Annual General Meeting of Shareholders to be held on May 12, 2026, at 10:00 (Central European time), and an Extraordinary General Meeting of Shareholders to be held immediately after the adjournment of the Annual General Meeting of Shareholders. The convening notice (which includes the agendas for the meetings and the procedure for attending and/or voting at the meetings) was published in such newspapers and filed with the regulators, as required by applicable law, and is available on the Luxembourg Stock Exchange’s website at www.bourse.lu/regulated-information-oam, the SEC’s website at www.sec.gov, and Tenaris’s website at ir.tenaris.com.

The following documents are also available on Tenaris’s website at ir.tenaris.com upon publication of the convening notice:

•	information on Tenaris’s total number of shares and voting rights as of the date of the convening notice;
•	the Shareholder Meeting Brochure and Proxy Statement (which contains the procedure for attending and/or voting at the meetings, and reports on each item of the meetings’ agendas and draft resolutions proposed to be adopted at the meetings);
•	the 2025 Annual Report (which contains the consolidated management report, the consolidated financial statements and the annual accounts);
•	the 2025 Compensation Report;
•	the proposed amendments to the articles of association; and
•	the forms and certificates required for purposes of attending and/or voting at the meetings.

Copies of these documents are also available, free of charge, at Tenaris’s registered office in Luxembourg, between 10:00 and 17:00 (Central European time). In addition, shareholders registered in the share register may request electronic copies of such documents, free of charge, to investors@tenaris.com.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.